CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT made effective as of **November 1st, 2021** (the "**Effective Date**") between:

> **Jensen Marketing**, a corporation currently operating from Kirkland, WA, USA (the "**Contractor**")

-and-

> **HerdWhistle Technologies Inc.**, a corporation existing under the laws of the Province of Alberta (the "**Corporation**")

WHEREAS the Corporation wishes to contract for itself the services of the Contractor for the term and on the conditions and for the consideration set out in this Agreement and the Contractor wishes to enter into this Agreement with the Corporation;

AND WHEREAS the Contractor has agreed to provide the Corporation with consulting services contemplated in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the Corporation and the Contractor hereby agree as follows:

1. Definitions.

(a) "**Affiliate**" has the meaning specified in the Alberta Business Corporations Act.

(b) "**Agreement**" means this employment agreement, as amended or restated from time to time, and any Schedules attached hereto.

(c) "**Board**" means the board of directors of the Corporation.

(d) "**Business**" means the business of providing digital transformation services to its clients, including, but not limited to, providing customized data acquisition and analysis software to clients and using artificial intelligence to interpret data and generate efficient decisions to reduce costs and boost productivity.

(e) "**Common Shares**" means the Corporation's class A common shares.

(f) "**Confidential Information**" means all information owned, possessed or controlled by the Corporation and/or its Affiliates including, without limitation, all information related to developments, inventions, enhancements, financial, scientific, technical, manufacturing, process, know-how and marketing information and all names of or lists of customers and suppliers howsoever received by the Contractor from, through or relating to the Corporation and/or its Affiliates and in whatever form (whether oral,

written, machine readable or otherwise); provided, however, that the phrase "Confidential Information" shall not include information which:

(i) was in the public domain prior to the date of receipt by the Contractor;

(ii) becomes part of the public domain by publication or otherwise, not due to any unauthorized act or omission of the Contractor;

(iii) after disclosure, is lawfully received by the Contractor on a non-confidential basis from another Entity (other than the Corporation, its Affiliates and their respective directors, officers, employees, consultants, contractors, suppliers, customers, agents and advisors) who is lawfully in possession of such information and such other Entity was not restricted from disclosing the said information to the Contractor;

(iv) is approved, in writing, by the Board for disclosure prior to its actual disclosure; or

(v) the Contractor is required by law to disclose, provided that, unless prohibited by law, the Contractor first notifies the Board at the first reasonable opportunity that he is required to disclose such Confidential Information.

(g) "**Contractor Intellectual Property**" means all Intellectual Property developed by the Contractor outside the scope of this Agreement and includes but is not limited to Prior Intellectual Property.

(h) "**Customer**" means any customer of the Corporation in respect of the Business during the 24 month period immediately prior to the termination of this Agreement who has (i) purchased or licensed from the Corporation (with the Contractor's knowledge) any product or service produced, supplied, sold, licensed or distributed by the Corporation; or (ii) supplied to the Corporation (with the Contractor's knowledge) any product to be produced, sold, licensed or distributed by the Corporation

(i) "**Entity**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

(j) "**Intellectual Property**" means but is not limited to, information relating to research and development, inventions, discoveries, software, improvements, methods and processes, know-how, compositions, works, concepts, designs, ideas, prototypes, models, samples, writings, notes, custom fields, custom calculations, and patent applications.

(k) "**Intellectual Property Rights**" means all copyrights, patents, trademarks, industrial designs, trade secrets and any other proprietary rights associated with Intellectual Property.

(l) "**Options**" has the meaning set out in Section 6(a).

(m) "**Option Share**" has the meaning set out in Section 6(a).

(n) "**Parties**" means either the Corporation or the Contractor and a "**Party**" means either one of them.

(o) "**Prior Intellectual Property**" means intellectual property that satisfies any of the following three criteria: (i) Intellectual Property which was made by the Contractor

before this Agreement with the Corporation; (ii) Intellectual Property which is currently in the process of being made by the Contractor; or (iii) Intellectual Property in which the Contractor has an interest.

(p) "**Prospective Customer**" means all persons canvassed or solicited at any time during the 24 month period immediately prior to the termination of this Agreement, in respect of the Business by the Contractor on behalf of the Corporation with the Contractor's knowledge.

(q) "**Taxes**" means federal and provincial income tax, Canada Pension Plan, Employment Insurance, GST or any other similar source deductions or contributions.

(r) "**Term**" has the meaning specified in Section 3.

(s) "**Works**" means interest, equities and rights, including without limitation, any and all trademarks, patents, copyrights and Intellectual Property Rights of whatsoever nature and kind, in and to any processes, works, inventions, data, formula, devices, designs, models, diagrams, publications, analyses, reports, improvements and ideas (whether or not patentable), in whatever form.

2. Engagement of Contractor.

(a) The Corporation hereby engages the Contractor, the Contractor will ensure that at all times Mark Jensen will perform the services contemplated by this Agreement on behalf of the Contractor, and the Contractor will provide services as an independent contractor, in the capacity of a consultant to the Corporation on the conditions and for the compensation herein after set out. The Contractor shall be responsible for performing the services set out in **Schedule "A"** hereto and any other services mutually agreed upon by the parties (the "**Services**"). The Contractor is not, and this Agreement is not intended and will not operate to make, the Contractor a dependent contractor or an employee of the Corporation for any purpose.

(b) During the Term of the Agreement Mark Jensen, on behalf of the Contractor, will well and conscientiously serve the Corporation and its best efforts to promote the interests of the Corporation. In the performance of his duties, the Contractor shall act honestly, in good faith and in the best interests of the Corporation, and shall exercise the degree of diligence and responsibility that a person having the Contractor's expertise and knowledge of the affairs of the Corporation would reasonably be expected to exercise in comparable circumstances.

(c) Mark Jensen, on behalf of the Contractor, shall determine the manner in which the Services are provided and shall provide all equipment and supplies necessary in order to provide the Services.

(d) The Corporation acknowledges that the engagement of the Contractor hereunder is not exclusive and, subject to the obligations set out in this Agreement, the Contractor may perform services for others. The Contractor agrees that the provision of services to other parties shall not unduly interfere with the performance of Services and shall not breach any of the Contractor's covenants hereunder, nor shall the Contractor's performance of the Services breach any Contractor's obligations to any third party.

(e) The Contractor shall disclose actual or potential conflicts of interest to the Board. Any uncertainty as to whether such a conflict exists shall be raised by the Contractor for determination by the Board acting reasonably. The Contractor shall conduct themselves so as to avoid any actual or potential conflict of interest.

3. Term. This Agreement will commence on the Effective Date and shall continue until terminated pursuant to Section 4 hereof.

4. Termination.

(a) The Corporation and the Contractor agree that this Agreement may be terminated in any of the following circumstances:

(i) by the Corporation, at any time, on written notice from the Corporation to the Contractor, if the Contractor:

(A) engages in any activity which constitutes a material breach or material default of this Agreement;

(B) fails to act in the best interests of the Corporation or its subsidiaries or affiliates;

(C) fails in any material respect to perform or carry out his duties hereunder;

(D) intentionally or negligently engages in any act that is materially injurious to the Corporation whether financially or otherwise; or

(E) is adjudicated to be a bankrupt, is dishonest in their dealings with the Corporation, its customers, suppliers, officers or shareholders, misappropriates the Corporation assets or is convicted of an indictable criminal offence; or

(ii) automatically upon the death of the Contractor; or

(iii) by the Contractor, at any time, providing the Corporation with 30 days advance written notice of termination. This notice may be waived in whole or in part by the Corporation in which case the Corporation shall pay the Contractor for any amounts theretofore accrued under this Agreement for the balance of the termination notice period; or

(iv) by the Corporation, at any time, for any reason other than in accordance with Section 4(a)(i) and Section 4(a)(ii) upon provision by the Corporation to the Contractor of notice or pay in lieu of notice equal to 6 months. No further notice, pay in lieu of notice, termination pay, severance pay or compensation of any kind will be provided to the Contractor. This notice may be waived in whole or in part by the Contractor in which case the Corporation shall pay the Contractor for any amounts theretofore accrued under this Agreement to the date of termination; or

(v) on the dissolution of the Corporation.

(b) In the event this Agreement is terminated in accordance with Section 4(a)(iv), the Contractor hereby covenants and agrees to execute a full and final release to the Corporation and its Affiliates in connection with the termination, and in form and substance satisfactory to the Corporation and its legal counsel acting reasonably.

(c) Within thirty (30) days of termination of this Agreement for any reason, the Contractor, or the Contractor's legal representative as applicable, shall submit to the Corporation

an itemized invoice for any amounts theretofore accrued under this Agreement. Upon payment of approved accrued amounts so invoiced, the Corporation shall thereafter have no further liability or obligation to the Contractor whatsoever for any further amounts. The Contractor agrees that it will accept payment under this section in full and final satisfaction of all claims in respect of the Services rendered and that the Contractor has no claim to termination notice, payment in lieu of notice, common law damages, or any other rights and remedies in respect of the termination of this Agreement, subject to any amounts that may be owed to the Contractor for "*pay in lieu of notice*", as set out in Section 4(a)(iv), above (as applicable).

(d) Upon termination of this Agreement, the Contractor agrees to promptly return to the Corporation or destroy all the Corporation's written (including electronically) Confidential Information without retaining any copies, summaries, or extracts thereof. The Contractor shall certify in writing to the Corporation that all such Confidential Information has been returned or destroyed.

5. Remuneration.

(a) During the Term, the Corporation shall pay to the Contractor an annual fee for the Services in the amount of CDN $225,000 plus applicable Taxes payable in equal monthly installments.

(b) The Contractor will receive a Performance Bonus as determined by the Board.

(c) The Contractor will be eligible to an EBIDTA Sharing Bonus Program to the level of 7.5%. Details of this Bonus Program to be disclosed at a future date.

(d) The Contractor shall invoice the Corporation on a monthly basis and the Corporation shall pay the Contractor the amount of each invoice approved by the Corporation within thirty (30) days of receipt. The Corporation shall not be obligated to make any deductions, withholdings or contributions for Taxes. The Contractor is responsible for deducting the applicable Taxes owed on the fees and remitting the same to Canada Revenue Agency or other applicable authority as prescribed by law.

(e) The Corporation shall reimburse the Contractor for all necessary expenses, including travel expenses, reasonably and actually incurred by the Contractor in the performance of the Services (and in accordance with the expense policy of the Corporation). The Contractor shall support any claim for reimbursement with receipts verifying expenses and shall prepare and submit a monthly expense report. All reimbursements by the Corporation to the Contractor pursuant to this Section 6(c) shall be paid on a monthly basis together with the Contractor's fee for the Services.

(f) The Contractor shall be eligible to participate in such health, medical, dental, disability and life insurance coverage as the Corporation has in effect for its employees from time to time.

6. Options

(a) The Corporation hereby grants to the Contractor, or at the direction of the Contractor a nominee company owned and controlled by the Contractor, an irrevocable option (the "**Options**") to purchase the following:

(i) 150,000 (each and "**Option Share**").

(b) The Corporation anticipates adopting the stock option plan attached as **Schedule "C"** to this Agreement as it may be further amended or replaced from time to time (the "**Plan**"). Regardless of whether the Plan is adopted by the Corporation, the terms of the Options shall be governed by this agreement and the terms and conditions of the Plan.

(c) The price at which an Option Share may be purchased pursuant to the exercise of the Options is USD $8 per Option Share.

(d) Subject to expiration, termination, or forfeiture in accordance with the Plan, the Expiry Date of the Options is the 5th anniversary of the date of issuance of such Option (each a "**Date of Issuance**").

(e) The Options will vest in installments as follows:

Total Number of Option Shares that may be Purchased	**Vesting Dates**
One quarter	On the 6 month anniversary of the Date of Issuance
One quarter	On the 12 month anniversary of the Date of Issuance
One quarter	On the 18 month anniversary of the Date of Issuance
One quarter	On the 24 month anniversary of the Date of Issuance

(f) The Contractor shall be eligible to participate in the Corporation's Plan and any other benefit plans generally offered by the Corporation to its employees and consultants.

7. Privacy

(a) The Contractor has no expectation of privacy regarding any information, items or material stored at the Corporation's premises, including without limitation any data stored on the Corporation's computers (including any laptops, smartphones or other electronic device provided to the Contractor by the Corporation) or network, such as email. The Corporation reserves the right to disclose and monitor communications made by the Contractor using the Corporation's facilities and resources, whether electronic or physical, and reserves the right to search and enter all areas of the Corporation's premises, including any locked desks or drawers. Without limiting the foregoing, the Contractor further acknowledges that the full contents of the Contractor's email and stored data may be made known to the Corporation contractors or employees as required in the normal course of the Corporation operations, both during and after the Term of this Agreement.

(b) The Contractor hereby consents to the collection, processing, use, transmission and

retention of personal information of the Contractor, by the Corporation which is reasonably necessary for the purposes of administering and furthering the engagement of the Contractor under this Agreement. The Contractor further agrees that in the event of a sale or transfer of all or part of the shares or assets of the Corporation, the Corporation may disclose to any potential acquiring organization the Contractor's personal information solely for the purposes of determining the value of the Corporation and its assets and liabilities and to evaluate the Contractor's engagement with the Corporation. If the Contractor's personal information is disclosed to any potential acquiring organization, the Corporation will require the potential acquiring organization to agree to protect the privacy of the Contractor's personal information in a manner that is consistent with any policy of the Corporation dealing with privacy that may be in effect from time to time and/or any applicable law that may be in effect from time to time.

(c) The Contractor agree that all references provided by the Contractor to the Corporation may be checked and that there are no personal or professional issues, which have or have not been disclosed, that would cause the Corporation not to enter into this Agreement with the Contractor. The Corporation reserves the right to make any investigations that it reasonably deems necessary into the Contractor's history for the purposes of determining the accuracy of the Contractor's representations and fitness for the Agreement, both initially and on an ongoing basis. The Contractor hereby consents to such investigations. If such investigations reveal a material discrepancy between the Contractor's representations and actual fact or a material issue with the Contractor's fitness for the Agreement, such discrepancy shall be grounds for termination of this Agreement.

8. Intellectual Property.

(a) The Contractor hereby transfers and assigns to and in favour of the Corporation any and all Works which are developed, conceived of or first reduced to practice by the Contractor, whether on their own or jointly with others, at any time during the performance the duties outlined in this Agreement, if such Works relate to the actual or anticipated Business activities of the Corporation or results from, or is suggested by, any work which the Contractor does for the Corporation. Any such Works shall be the exclusive property of the Corporation and its successors and assigns. The Contractor further waives and releases in favour of the Corporation any and all moral rights that it may now or hereafter have in and to the Works or any part or parts thereof.

(b) The Contractor shall make prompt and full disclosure in writing to the Board of all inventions, developments or discoveries made by the Contractor during the Term and in which the Corporation may have any right under the terms of this Agreement.

(c) The Contractor agrees to cooperate fully with the Corporation, both during and after the termination of this Agreement, with respect to signing further documents and doing such things as reasonably requested by the Corporation to confirm the transfer of ownership of the Intellectual Property, Intellectual Property Rights or Works, the waiver of the Contractor's moral rights therein, and to obtain or enforce Intellectual Property Rights. The Contractor shall not receive any consideration or royalties in respect of such transfer of ownership, beyond the fee for the Services, provided that the expense of obtaining or enforcing Intellectual Property Rights or protection shall be borne by the Corporation. The Contractor covenants that it shall not, either during the term of this Agreement or thereafter, contest or assist any third party to contest, the Corporation's ownership of the Intellectual Property, Intellectual Property Rights or Works.

(d) Attached as **Schedule "B"** is a list describing all Prior Intellectual Property. If no list is attached, the Contractor represents that there is no such Prior Intellectual Property.

(e) The Contractor understands that if the Contractor, as applicable, does not have a legal interest in certain Intellectual Property that the Contractor has classified as Contractor Intellectual Property, then such Intellectual Property will not constitute Contractor Intellectual Property even if it is listed in **Schedule "B"** or developed outside of this Agreement.

(f) The Contractor hereby grants and agrees to grant to the Corporation a non-exclusive, royalty-free, irrevocable, perpetual, world-wide, sub licensable, transferable licence to make, have made, modify, use, sell, offer to sell, import, copy, distribute and otherwise practice and exploit all Contractor Intellectual Property in whichthe Contractor has an interest that:

(i) the Contractor incorporates into a Corporation product, process, machine or service; or

(ii) the Contractor uses in the course of the Contractor's engagement with the Corporation to use, or otherwise authorizes the Corporation to use.

(g) The Contractor will identify with reasonable precision all Contractor Intellectual Property included in any Intellectual Property, items, or Works that the Contractor provides to the Corporation and understands that such identification does not overrule the terms of this Agreement and that such material will be Contractor Intellectual Property if it qualifies as such under this Agreement, notwithstanding any identification that the Contractor makes.

(h) The Contractor will retain exclusive ownership of:

(i) Contractor Intellectual Property; and

(ii) Intellectual Property created after executing this Agreement that would, if created before the execution of this Agreement, be Contractor Intellectual Property,

that does not relate to the Business or any of the products, processes, machines or services being developed, manufactured, used, or sold by any member of the Corporation.

9. Non-Disclosure.

(a) During the Term and following the termination thereof, the Contractor shall not use, divulge, sell, transfer, give, circulate, or otherwise distribute to any Entity whatsoever or whomsoever, or otherwise make public, any Confidential Information.

(b) Notwithstanding any provision of this Agreement to the contrary, the Contractor shall have the right to use Confidential Information in relation to the performance of his duties on behalf of the Corporation, in which event, the Contractor shall, at all times, take all reasonable measures in order to prevent the disclosure or non-authorized use of such Confidential Information.

(c) Except when authorized in accordance with the performance of his duties on behalf of the Corporation, under no circumstances shall the Contractor reproduce any Confidential Information without the prior written consent of the Board. All

reproductions of Confidential Information shall be governed by this Agreement and shall be treated as Confidential Information hereunder.

(d) Subject to the foregoing, the Contractor shall not publish or release or allow the publication or release of any material containing Confidential Information without the prior written consent of the Board.

10. Non-Solicitation.

(a) The Contractor agrees that during the Term and for a period of twelve (12) months following the termination of this Agreement for any reason, the Contractor shall not, directly or indirectly, whether through a corporation or otherwise, individually or in partnership, jointly or in conjunction with any person, firm, association, syndicate, corporation or any other entity whether as principal, agent, employee, employer or shareholder (save and except as a shareholder where such shareholdings are in the aggregate less than 5% of the voting equity of a publicly traded entity):

(i) canvas or solicit (or procure or assist the canvassing or soliciting of the business of) or accept the business of any Customer or Prospective Customer of the Corporation for any purpose which is competitive with the Business;

(ii) supply (or procure or assist the supply of) any goods or services to any Customer or Prospective Customer of the Corporation for any purpose which is competitive with the Business;

(iii) attempt to persuade any Customer or supplier of the Corporation to cease to do business or reduce the amount of business which any Customer or supplier of the Corporation has customarily done or attempt to persuade any Prospective Customer of the Corporation not to do business with the Corporation; and/or

(iv) solicit, attempt to solicit, or cause to be solicited (or procure or assist any other person to do so) any employee or consultant of the Corporation (including any person who has ceased to provide employment or consulting services within a three-month period preceding or following the termination of this Agreement) to leave his or her employment or engagement with the Corporation.

This Section does not apply to general solicitations directed at the general public that are not directly targeted to employees, independent contractors, Customers, or Prospective Customers of the Corporation.

11. Enforcement of Certain Provisions. The Contractor acknowledges that the scope of the covenants contained in Sections 8, 9, and 10 are reasonable and commensurate with the protection of the legitimate interests of the Corporation and constitute a material inducement for the Corporation to enter into this Agreement. The Contractor acknowledges that the covenants will not impact its ability to do business or earn income. The Contractor further acknowledges that a breach by it of any of such covenants would cause irreparable injury or harm to the Corporation and that the Corporation cannot be adequately compensated for such injury by monetary award. Accordingly, the Contractor agrees that in the event of any such breach, in addition to any other remedies available to the Corporation, the Corporation shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction, to restrain such breach.

12. Representations and Warranties.

The Contractor represents and warrants that:

(a) the Contractor has full power and authority to enter into this Agreement.

(b) the execution of this Agreement will not result in any violation of any applicable law, regulations, or rules.

(c) the Contractor has, and will maintain through the Term, any applicable licenses and registrations to provide the Services under this Agreement.

(d) the performance of all the terms of this Agreement do not and will not breach any agreement to keep in confidence any proprietary information acquired by the Contractor in confidence or in trust prior to the execution of this Agreement. The Contractor has not entered into, and agrees it will not enter into, any agreement, either written or oral in conflict with this Agreement.

13. Independent Contractor.

(a) During the performance of this Agreement, the Contractor shall be an independent contractor and not an agent or employee of the Corporation. The Contractor represents that it is in business for itself and it is an independent contractor for the purposes of the *Income Tax Act*.

(b) The Contractor will devote adequate time and attention in order to provide the Services. The Contractor is under no obligation to provide the Services for any particular number of hours a day, or for any particular number of days a week. Except as expressly set out herein to the contrary, the Contractor will provide all necessary tools and equipment necessary to perform the Services.

(c) In the event that the Canada Revenue Agency or any other applicable authority, for whatever reason, seeks from the Corporation or any or all director(s) of the Corporation, Taxes with respect to the any amounts paid to the Contractor under this Agreement, the Contractor agrees to indemnify the Corporation and the directors of the Corporation, the amount of any such Taxes (including applicable interest, fines and penalties on the Taxes) within thirty (30) days after any such Taxes are payable by the Corporation. The Contractor further agrees that the Corporation may set off an amount equal to any such Taxes (including any applicable interest, fines and penalties on the Taxes) from any amounts owed to the Contractor under this Agreement.

14. Non-Disparagement

(a) The Parties covenant and agree with each other that neither Party shall engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the other Party, and in the case of the Corporation its management, during the Term of this Agreement and at all times following termination of this Agreement.

15. Access to Premises

(a) In the performance of this Agreement, the Contractor may have access to the Corporation's premises. While on the Corporation's premises, the Contractor agrees to abide by the Corporation's policies and procedures applicable to the Contractor,as well as all applicable laws, rules and regulations.

16. General Provisions.

(a) Time will be of the essence in this Agreement.

(b) All references to currency herein are references to Canadian dollars unless otherwise stated.

(c) This Agreement will enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, other legal personal representatives, successors and permitted assigns.

(d) Rights which accrue to the Corporation shall be assignable to its successor or assignees. The rights of the Contractor under this Agreement shall not be assignable or transferable in any way without written consent of the Corporation.

(e) If any provision of this Agreement shall be deemed by any court of competent jurisdiction to be invalid or void in whole or in part, the remaining part of such provision and all other provisions shall remain in full force and effect.

(f) The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

(g) No amendment to this Agreement shall be binding unless executed in writing by both parties hereto. No waiver of any other provisions hereof (whether or not similar) shall be binding unless executed in writing by both the parties hereto nor shall such waiver constitute a continuing waiver.

(h) Any notice to be given hereunder shall be given in writing. Notice shall be deemed to be given when delivered by hand to, or three days after being mailed, postage prepaid, registered with return receipt requested and addressed to:

If to the Corporation:

3510 29 Street Northeast #130
Calgary, AB T1Y 7E5
Attention: Adam Morand

If to the Contractor:

Jensen Marketing 10915
NE, 133rd St.
Kirkland, WA
98034
Att: Mark Jensen

or to such other address as either party may specify to the other in writing.

(i) This Agreement will be governed by and construed in accordance with the laws of the Province of Corporation and the federal laws of Canada applicable therein without regard to the conflict of laws principles thereof. Any legal action, suit, or proceeding with respect to this Agreement shall be brought exclusively in a court of competent jurisdiction in the Province of Corporation.

(j) The Parties shall at all times comply with applicable privacy laws.

(k) This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

(l) Sections 7, 8, 9, 10, 11, and 14 survive the termination of this Agreement for any reason. Section 12, shall survive the termination of this Agreement for any reason and, continue in full force and effect for a period of 24 months after the termination of this Agreement.

(m) The Contractor acknowledges that he has been advised and afforded an opportunity to obtain independent legal advice with respect to this Agreement and has obtained independent legal advice or has expressly determined not to seek such advice. The Contractor further acknowledges that he is entering into this Agreement with full knowledge of the contents, nature and consequences of this Agreement.

(n) The parties agree that this Agreement may be signed in counterparts.

[*Signature page follows*]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the Effective Date.

HERDWHISTLE TECHNOLOGIES INC.

By: ______________________________

Name: **Patrick Charest, P.Eng.**

Title: **President**

____

Mark Jensen

Jensen Marketing

Schedule "A" – Consulting Services

Services

The role of Vice President, and to perform such role as would be reasonably expected for a person operating as the Vice President of a company similar to the Corporation, and will include, without limitation the following specific services:

- Responsible for carrying out the goals, policies and objectives set out by the Board. Provide recommendation towards strategic plans for operational business activities and organizational policies of the Corporation and its subsidiaries.

- Monitor and supervise ongoing business growth and development of multiple product lines. Major duties include formulating and implementing corporate strategy and operational objectives; monitoring performance against established objectives; coordinating divisional and company-wide planning; administration and financial control of budget & financial performance.

- Develop, recommend and implement through subordinates, ongoing growth aspects of the business, approved annual and long-term plans. Promote positive leadership and vision through availability, ongoing mentorship and discussion with team/division managers and timely feedback regarding performance management and recognition of personnel.

- Maximize the corporate marketing activities of the Corporation by matching growth opportunities to divisional plan to result-oriented marketing campaigns. Promote, communicate and enforce a consistent corporate image between all divisions (as applicable).

- Oversee all business units and the operational growth. Through internal and external business contacts promote increased market share and operational activity. May be required to analyze, summarize and justify monthly financial results to other management team members. This includes providing input towards actual vs. industry norms as well as forecasting industry conditions relative to financial performance.

- Provide timely feedback regarding performance management. Maintain an open-door communication policy with all personnel.

- Promote a culture of continuous improvement, with recruitment and retention strategies that employ competent personnel whom maintain an above average knowledge base within their peer group.

- Collaborate with other members of the management team to provide strategic input on all business issues that drive bottom-line results and grow the business including, but not limited to operational development and geographic expansion.

- With other members of the management team, participate in annual and long-term business plans for all divisions. Arrange weekly, monthly and quarterly review meetings (as needed) with divisional managers and the Corporate Controller (or equivalent contact at the Corporation).

- Manage the build, deployment, utilization and performance of all assets within each operations group. Make recommendations to maintain or improve customer care and service technology while maintaining or increasing overall profitability.

- Strive to maintain or improve our corporate safety program(s) in place, or that may one day be in place, as applicable, that promotes safety awareness to all employees and the public. Enforce a safety environment that complies with all regulatory body rules and regulations in force, or that may come in force, from time to time.

Schedule "B" – Prior Intellectual Property

NIL

Schedule "C" – Stock Option Plan

HERDWHISTLE TECHNOLOGIES INC.

STOCK OPTION PLAN

1. Purpose

The purpose of the Stock Option Plan (the "**Plan**") of **HerdWhistle Technologies Inc.** (the "**Corporation**") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the "**Shares**"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "**Board**"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

Each option granted by the Corporation prior to the date of the approval of the Plan by the shareholders of the Corporation, including options granted under previously approved stock option plans of the Corporation (the "**Pre-Existing Options**"), be and are continued under and shall be subject to the terms of the Plan after the Plan has been approved by the shareholders of the Corporation.

3. Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "**Exchange**").

4. Shares Subject to Plan

(a) Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of common shares of the Corporation's authorized but unissued common shares.

(b) The aggregate number of Shares reserved for issuance in respect of which options may be outstanding at any time under this Plan (including those issuable upon the exercise of Pre-Existing Options) shall not exceed 7.5% of the total issued and outstanding Shares as constituted on the grant date on which an option is granted.

(c) If any option shall expire, be forfeited, repurchased, cancelled, surrendered or otherwise be terminated without having been exercised in full, any unpurchased Shares to which such option or other security relates shall be available for the purposes of the granting of options under this Plan, subject to the terms and conditions of this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6. Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries ("**Management Company Employees**") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "**Participants**"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7. Exercise Price

(a) The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b) Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8. Number of Optioned Shares

(a) The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b) The grant to insiders of the Corporation, as a group, within a twelve month period, of an aggregate number of options must not exceed 5% of the issued and outstanding Shares of the Corporation at the date an option is granted to any insider, unless the approval of the disinterested shareholders of the Corporation is obtained.

(c) The aggregate number of Shares reserved for issuance under stock options granted to insiders of the Corporation, as a group, must not at any point in time exceed 7.5% of the issued and outstanding Shares, unless the approval of the disinterested shareholders of the Corporation is obtained.

(d) No single Participant may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any one twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(e) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries).

(f) Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve month period to persons employed to provide investor relations activities. Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

9. Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. ("**TSX Venture**"), the maximum term may not exceed 10 years.

Should the expiry date of an option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such option for all purposes under the Plan. The ten business day period referred to in this paragraph may not be extended by the Board.

"**Black Out Period**" means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions imposed by the Corporation pursuant to any policy of the Corporation respecting restrictions on trading that is in effect at that time.

10. Option Period, Consideration and Payment

(a) The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b) Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c) Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d) Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e) The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11. Ceasing To Be a Director, Officer, Consultant or Employee

Subject to Section 12, if a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, subject to extension at the discretion of the Board, unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation, subject to extension at the discretion of the Board.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12. Death of Participant

Notwithstanding Section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a) by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b) if and to the extent that such Participant was entitled to exercise the Option at the date of his death.

13. Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14. Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15. Adjustments

If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, or any adjustment relating to the Shares optioned or issued on exercise of options, or the exercise price per share as set forth in the respective stock option agreements, shall be adjusted in accordance to the terms of such agreements.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16. Change of Control

Notwithstanding anything else contained herein, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Board may in its sole discretion accelerate a Participant's right to exercise his options, in whole or in part, either during the term of the option or within 90 days after the date of sale or change of control, whichever first occurs. Additionally, notwithstanding anything else contained herein, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, the Board may in its sole discretion permit a Participant to surrender his or her option in exchange for a payment by the Corporation of a cash amount per share equal to the difference between the exercise price of the option and the closing price of the Shares on the stock exchange on which the Shares are then listed (assuming such closing price of the Shares on the stock exchange is greater than the exercise price).

For the purpose of this Plan "change of control" of the Corporation means and shall be deemed to have occurred if and when:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate more than 40% of the number of Shares then issued and outstanding, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation; or

(b) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than 40% of the combined voting rights of the Corporation's then outstanding Shares, inclusive of the Shares that would be outstanding on the full exercise of all rights to Shares; or

(c) the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as that which existed prior to the re-arrangement); or

(e) individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest, for or an item of business relating to the election of directors shall not constitute a majority of the Board following such election.

17. Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

18. Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall result in a material adverse change to the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

19. Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

20. Costs

The Corporation shall pay all costs of administering this Plan.

21. Prior Plans

On the effective date (as set out in Section 22 hereof), subject to Exchange approval, and, if required, shareholder approval:

(a) this Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Corporation; and

(b) all outstanding options shall be deemed to be granted pursuant to this Plan.

22. Effective Date of Plan

This Plan has been adopted by the Board of the Corporation and shall become effective as of and from, and the effective date of the Plan shall be November 1st, 2021 upon receipt of all necessary shareholder and regulatory approvals.

23. Legends on Hold Periods

If required by the Exchange policies or applicable securities laws, the Shares issued on exercise of options will be legended.

24. Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, excluding any rule or principle of conflicts of law that may provide otherwise.